Mail Stop 3561


									July 21, 2005


Mr. Anthony C. Dike
Chairman and Chief Executive Officer
Meridian Holdings, Inc.
900 Wilshire Boulevard, Suite 500
Los Angeles, CA 90017


      RE:		   Meridian Holdings, Inc.
            	        	Form 10-KSB for Fiscal Year Ended
      December 31, 2004
      Filed May 16, 2005
		Form 10-KSB/A for Fiscal Year Ended
      December 31, 2004
	  	Form 10-QSB for Fiscal Quarter Ended
		March 31, 2005
		Form 10-QSB/A for Fiscal Quarter Ended
		March 31, 2005
	File No. 000-30018


Dear Mr. Dike:

	We have reviewed your responses contained in the letters dated
June 20, 2005 and upon reviewing those responses issue the following comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

General

1. We read your response to comments 1, 4, 5, 6, 7, 8, 9 and 12 from our letter dated June 20, 2005 and reissue those comments. We do not believe you have made a reasonable effort to address our comments and in most cases you have not supported the basis for your accounting.
As previously indicated, please provide a detailed explanation to each comment and ensure your response addresses each point of every comment including a reference to the applicable authoritative guidance supporting your assertion.
2. In light of the material revisions you made to your financial statements, in particular from comment numbers 2, 3 and 13 from our letter dated June 20, 2005, we would have expected you to apply the guidance in AU 561.06a of the AICPA professional standards and the disclosure requirements of APB 20 as it relates to your restatement for your audited and reviewed financial statements. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a your auditors should refer to the restatement note describing the revisions in their auditors` report. Please tell us how you intend to revise your filings. We may have further comment upon reviewing your revised responses.
3. It appears that you have not included an explanatory note within the text of your 10-K/A and 10-Q/A that explains why you have amended your filings. Absent this explanatory note a reader is unable to understand why you amended your filings and also what sections of the document were revised. Please revise accordingly.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact David DiGiacomo at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



??

??

??

??

Mr. Anthony Dike
Meridian Holdings, Inc.
July 21, 2005
Page 1